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                           June 30, 2022

       Ryan J. Faulkingham
       Chief Financial Officer
       Compass Diversified Holdings
       301 Riverside Avenue, Second Floor
       Westport, CT 06880

                                                        Re: Compass Diversified
Holdings
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-34927
                                                            Compass Group
Diversified Holdings LLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-34926
                                                            Supplemental
response letter dated June 10, 2022

       Dear Mr. Faulkingham:

              We have reviewed your June 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 27, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Reconciliation of Non-GAAP Financial Measures, page 114

   1.                                                   We note your response
to comment 2. We continue to believe your non-GAAP
                                                        adjustment for
management fees    represents normal and recurring operating expenses
                                                        necessary to operate
your business and are inconsistent with Question 100.01 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations. Please revise your disclosures
accordingly.
 Ryan J. Faulkingham
FirstName  LastNameRyan  J. Faulkingham
Compass Diversified Holdings
Comapany
June       NameCompass Diversified Holdings
     30, 2022
June 30,
Page 2 2022 Page 2
FirstName LastName
Financial Statements
Note C - Acquisition of Businesses, page F-18

2. We have reviewed your response to comment 4 and have the following comments:

                Please clarify how the total purchase consideration disclosed for your acquisitions is consistent with the calculation of consideration transferred described in ASC 805-30-
              30-7. For example, we note that your Lugano purchase price allocation table on page
              F-18 appears to include the pass-through of funds provided by the noncontrolling interest holders and intercompany loans to the acquiree. Clarify why these items are included as total purchase consideration. As part of your response, explain how you determined the pass-through funds from the noncontrolling interest holders qualify under ASC 230 to be separately presented on a gross basis within investing and financing activities on your statement of cash flows. Also ensure the non-
              controlling pass-through amounts are separately quantified within your footnotes for each acquisition. Finally, clarify if your intercompany loans were paid to the acquirees or former owners of the acquirees and clearly explain to us how you account for these loans upon consolidation and where the related amounts are classified within your statement of cash flows and, if applicable, your balance sheet.

                We note that the "net assets acquired" is inclusive of goodwill. Since goodwill represents the residual excess amount determined under ASC 805-30-30-1, please tell us how you determined goodwill should be included within this line item.

Note F - Operating Segment Data, page F-32

3.       We note your response to comment 5 and have the following comments:

                Please appropriately title your segment profit loss and loss measure presented in accordance with ASC 280-10-50-22 to ensure that it is not confused with any line items included on your consolidated statements of operations. We note that the proposed MD&A title of "income (loss) from operations" is still similar to "operating income." Ensure that you also revise your MD&A disclosures to clearly explain what your segment measure represents and how it is calculated.

                Provide us with revised segment footnote reconciliation and MD&A tables that illustrate how your disclosures will appear going forward.


      You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 with any questions.
 Ryan J. Faulkingham
Compass Diversified Holdings
June 30, 2022
Page 3

FirstName LastNameRyan J. Faulkingham       Sincerely,
Comapany NameCompass Diversified Holdings
                                            Division of Corporation Finance
June 30, 2022 Page 3                        Office of Manufacturing
FirstName LastName